News release
For immediate publication

ART’S NEW CEO TO PRESENT AT BIOCONTACT 2006 INVESTOR CONFERENCE

IN QUEBEC CITY (CANADA)

Montreal, Canada, October 3, 2006 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, announced today that Mr. Sébastien Gignac, the Company’s newly appointed President & CEO, will present ART’s recent developments in achieving key milestones at the BioContact Quebec 2006 investor conference, to be held at the Fairmount Chateau Frontenac in Quebec City (Canada) from October 4 to 6. Mr. Gignac is scheduled to present on Wednesday, October 4, 2006, at 3:00 p.m. (EST) in the Jacques-Cartier Room.

BioContact is a leading biopharmaceutical partnership symposium, gathering over 1200 participants from North America and Europe.

About ART

ART Advanced Research Technologies Inc. is a leader in molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential extension into other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian securities regulatory authorities and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Jacques Bédard: jbedard@art.ca
Chief Financial Officer
Tel. 514.832.0777

www.art.ca